UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2011

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: January 5, 2011	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

	BHP Billiton Limited 180 Lonsdale Street Melbourne Victoria 3000 Australia GPO BOX 86A Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 4372 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1BH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com
31 December 2010

To:	Australian Securities Exchange	cc:	New York Stock Exchange

BHP Billiton – Securities Dealing Group Level Document (Trading Policy)

In accordance with new Australian Securities Exchange Listing Rule 12.9, attached is BHP Billiton’s Securities Dealing Group Level Document.

/S/ JANE MCALOON
Jane McAloon
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street, Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

SECURITIES DEALING

BHP Billiton Group Level Document (printed copies are uncontrolled)

SECURITIES DEALING

1.	Dealing prohibition for all employees and contractors

Do not deal in securities if you have relevant inside information relating to BHP Billiton or another company, the consequences for breach of the insider trading prohibitions may be severe and could expose the person responsible to criminal and civil liability. Compliance with insider trading law and this Group Level Document (GLD) is an individual’s responsibility and breach will be regarded by BHP Billiton as serious misconduct which may lead to disciplinary action and/or dismissal.

•	If you have inside information, do not:

•	deal in securities;

•	advise, procure or encourage another person to buy or sell securities;

•	pass on information to any other person, if you know or ought reasonably to know that the person may use the information to buy or sell (or procure another person to buy or sell) securities.

•	Employees and contractors are also bound by a duty of confidentiality in relation to confidential information obtained in the course of their duties.

2.	Dealing for participants in employee incentive schemes

Do not buy, sell or otherwise deal in any BHP Billiton securities during any close period if participating in BHP Billiton’s Group Incentive Scheme, Long Term Incentive Plan, the Management Award Plan (or any successor to those plans).

3.	Dealing for employee insiders

Employee insiders have additional dealing restrictions and must not deal in BHP Billiton securities unless clearance is given.

•	Complete Securities Dealing Clearance Request Form to request clearance to deal in BHP Billiton securities and forward to a designated Clearance Officer for authorisation.

•	An employee insider who is given clearance to deal must deal no later than two business days from clearance being received.

•	Contact a Clearance Officer for further information on clearance to deal detailed in Clearance and Other Considerations.

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 2 of 11

SECURITIES DEALING

4.	Dealing for persons discharging managerial responsibilities

Persons discharging managerial responsibilities (PDMRs) have additional dealing restrictions and must not deal in BHP Billiton securities unless clearance is given.

•	Complete Securities Dealing Clearance Request Form to request clearance to deal in BHP Billiton securities and forward to a designated Clearance Officer for authorisation.

•	A PDMR who is given clearance to deal must deal no later than two business days from clearance being received.

•	Contact a Clearance Officer for further information on clearance to deal detailed in Clearance and Other Considerations.

•

Use Notification of Transaction Form to inform Company Secretariat of all dealings and transactions conducted on their own account in BHP Billiton securities within four business days of the day on which the transaction occurred.

5.	Dealing by connected persons and investment managers of PDMRs

Persons discharging managerial responsibilities (PDMRs) must seek to regulate dealings by connected persons.

•	Prevent any dealings by or on behalf of any connected person in any BHP Billiton securities on considerations of a short term (one year or less) nature.

•	Prohibit any dealings in BHP Billiton securities during a close period:

•	by or on behalf of any connected person; or

•

by an investment manager on their behalf, or on behalf of any connected person where either they (or any connected person) has funds under management with that investment fund manager, whether or not discretionary (save as provided otherwise in this document).

•	Advise all of their connected persons and investment managers acting on their behalf:

•	that they are a PDMR for BHP Billiton;

•	of the close periods during which they cannot deal in BHP Billiton securities; and

•	that they must advise BHP Billiton immediately after they have dealt in BHP Billiton securities.

•

Use Notification of Transaction Form to inform Company Secretariat of all dealings and transactions in BHP Billiton securities conducted by their connected persons within four business days of the day on which the transaction occurred.

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 3 of 11

SECURITIES DEALING

Part A: Clearance considerations

1.	Timing requirements for clearance and refusal

Clearance Officers must give a copy of the response and clearance (if any) to the employee insider or person discharging managerial responsibilities (PDMR) requesting clearance, within two business days of the initial clearance request. Company Secretariat must maintain a record of the response to any dealing request made by an employee insider or PDMR and of any clearance given.

2.	Particular clearance requirements for some PDMRs

Clearance Officers must facilitate the process of clearance requests for a Director, the Chairman and the Chief Executive Officer in accordance with the following:

(a)	A Director (other than the Chairman or Chief Executive) or Group Company Secretary must not deal in any BHP Billiton securities without first notifying the Chairman (or a Director designated by the Board for this purpose) and receiving written clearance to deal from him or her.

(b)	The Chairman must not deal in any BHP Billiton securities without first notifying the Chief Executive (or, if the Chief Executive is not present, the senior independent Director, or a committee of the Board, or other officer nominated by the Chief Executive for this purpose) and receiving written clearance to deal from the Chief Executive, that Director, committee or officer.

(c)	The Chief Executive must not deal in any BHP Billiton securities without first notifying the Chairman (or, if the Chairman is not present, the senior independent Director or a committee of the Board or other officer nominated by the Chairman for this purpose) and receiving written clearance to deal from the Chairman, that Director, committee or officer.

3.	Circumstances for clearance and refusal

Employee insiders

(a)	An employee insider must not be given clearance to deal in any BHP Billiton securities:

(i)	on considerations of a short-term nature. An investment with a maturity of one year or less will always be considered to be of a short-term nature; or

(ii)	during a prohibited period, except where:

A.	the dealing is otherwise permitted by this document; or

B.	the dealing does not, in the opinion of the relevant Clearance Officer, contravene the insider trading provisions of the Corporations Act 2001 (Aust), the Criminal Justice Act 1993 (UK) or the market abuse provisions of the Financial Services and Markets Act 2000 (UK) (FSMA).

PDMR

(b)	A PDMR must not be given clearance to deal in any BHP Billiton securities:

(i)	on considerations of a short-term nature. An investment with a maturity of one year or less will always be considered to be of a short-term nature; or

(ii)	during a prohibited period, except where:

A.	the dealing is otherwise permitted by this document; or

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 4 of 11

SECURITIES DEALING

B.	the dealing is an excluded dealing and either:

(I)	the PDMR has declared that they do not possess any inside information; or

(II)	the dealing does not, in the opinion of the relevant Clearance Officer, contravene the insider trading provisions of the Corporations Act 2001 (Aust), the Criminal Justice Act 1993 (UK) or the market abuse provisions of the FSMA.

4.	Excluded dealings

The following dealings are excluded dealings:

(a)	undertakings or elections to take up entitlements under a rights issue or other offer (including an offer of BHP Billiton securities in lieu of a cash dividend);

(b)	the take up of entitlements under a rights issue or other offer (including an offer of BHP Billiton securities in lieu of a cash dividend);

(c)	allowing entitlements to lapse under a rights issue or other offer (including an offer of BHP Billiton securities in lieu of a cash dividend);

(d)	the sale of sufficient entitlements nil-paid to take up the balance of the entitlements under a rights issue;

(e)	undertakings to accept, or the acceptance of, a takeover offer;

(f)	dealing where the beneficial interest in the relevant BHP Billiton security does not change;

(g)	transactions conducted between a PDMR and their spouse, civil partner, child or step-child (within the meaning of FSMA section 96B(2));

(h)	transfers of shares arising out of the operation of an employees’ share scheme into a savings scheme investing in BHP Billiton securities following:

(i)	exercise of an option under an approved Save as You Earn (SAYE) option scheme; or

(ii)	release of shares from a HM Revenue and Customs approved share incentive scheme;

(i)	with the exception of a disposal of BHP Billiton securities received by a PDMR as a participant, dealings in connection with the following employees’ share schemes:

(i)	an HM Revenue and Customs approved SAYE option scheme or share incentive scheme, under which participation is extended on similar terms to all or most employees of the participating companies in that scheme; or

(ii)	a scheme on similar terms to a HM Revenue and Customs approved SAYE option scheme or share incentive plan under which participation is extended on similar terms to all or most employees of the participating companies in that scheme;

(j)	the cancellation or surrender of an option under an employees’ share scheme;

(k)	transfers of BHP Billiton securities by an independent trustee of an employees’ share scheme to a beneficiary who is not a PDMR;

(l)	transfers of BHP Billiton securities already held by means of a matched sale and purchase into a saving scheme or into a pension scheme in which the PDMR is a participant or beneficiary;

(m)	an investment by a PDMR in a scheme or arrangement where the assets of the scheme (other than a scheme investing only in BHP Billiton securities) or arrangement are invested at the discretion of a third party;

(n)	a dealing by a PDMR in the units of an authorised unit trust or in shares in an open-ended investment company; and

(o)	bona fide gifts to a PDMR by a third party.

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 5 of 11

SECURITIES DEALING

5.	Dealings in exceptional circumstances

A PDMR or employee insider, who is not in possession of inside information in relation to BHP Billiton, may be given clearance to deal if he or she is in severe financial difficulty or there are other exceptional circumstances. Clearance may be given for such a person to sell (but not purchase) BHP Billiton securities when he or she would otherwise be prohibited by this document from doing so. The determination of whether the person in question is in severe financial difficulty or whether there are other exceptional circumstances can only be made by the Director designated for this purpose.

A person may be in severe financial difficulty if he or she has a pressing financial commitment that cannot be satisfied otherwise than by selling the relevant BHP Billiton securities. A liability of such a person to pay tax would not normally constitute severe financial difficulty unless the person has no other means of satisfying the liability. A circumstance will be considered exceptional if the person in question is required by a court order to transfer or sell the BHP Billiton securities or there is some other overriding legal requirement for him or her to do so.

The UK Financial Services Authority must be consulted at an early stage regarding any application by a PDMR to deal in exceptional circumstances.

Where a request involves the consideration of exceptional circumstances justifying a sale as the only reasonable course of action, particulars of those exceptional circumstances must accompany the relevant clearance request. BHP Billiton may be required to notify the nature of such exceptional circumstances to the relevant stock exchanges.

6.	Exercise of Options

(a)	Where BHP Billiton has been in an exceptionally long prohibited period or it has had a number of consecutive prohibited periods, clearance may be given to allow the exercise of an option or right under an employees’ share scheme or the conversion of a convertible security, where the final date for the exercise of such option or right, or conversion of such security, falls during a prohibited period and the employee insider or PDMR could not reasonably have been expected to exercise it at a time when he or she was free to deal.

(b)	Where the exercise or conversion is permitted pursuant to section 6(a) above, clearance may not be given for the sale of the BHP Billiton securities acquired pursuant to such exercise or conversion including the sale of sufficient BHP Billiton securities to fund the costs of the exercise or conversion and/or any tax liability arising from the exercise or conversion unless:

(i)	a binding undertaking to do so was entered into when BHP Billiton was not in a prohibited period; or

(ii)	clearance may be given under Part A, section 3.

7.	Savings schemes

Subject to the law, an employee insider or PDMR may enter into a scheme under which only BHP Billiton securities are purchased pursuant to a regular standing order or direct debit or by regular deduction from the person’s salary, or where such BHP Billiton securities are acquired by way of a standing election to re-invest dividends or other distributions received, or are acquired as part payment of the person’s remuneration without regard to the provisions of this document, if the following provisions are complied with:

(a)	the employee insider or PDMR does not enter into the scheme during a prohibited period, unless the scheme involves the part payment of remuneration in the form of BHP Billiton securities and is entered into upon the commencement of the person’s employment or in the case of a non-executive Director his or her appointment to the Board;

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 6 of 11

SECURITIES DEALING

(b)	the employee insider or PDMR does not carry out the purchase of the BHP Billiton securities under the scheme during a prohibited period, unless the employee insider or PDMR entered into the scheme at a time when BHP Billiton was not in a prohibited period and that person is irrevocably bound under the terms of the scheme to carry out a purchase of BHP Billiton securities (which may include the first purchase under the scheme) at a fixed point in time which falls in a prohibited period;

(c)	the employee insider or PDMR does not cancel or vary the terms of his or her participation, or carry out sales of BHP Billiton securities within the scheme during a prohibited period; and

(d)	before entering into the scheme, cancelling the scheme or varying the terms of his or her participation or carrying out sales of BHP Billiton securities within the scheme, the employee insider or PDMR obtains clearance in accordance with this document.

8.	Acting as a trustee

(a)	Where an employee insider or PDMR is acting as a trustee, dealing in BHP Billiton securities by that trust is permitted during a prohibited period where:

(i)	the employee insider or PDMR is not a beneficiary of the trust; and

(ii)	the decision to deal is taken by the other trustees or by investment managers on behalf of the trustees independently of the employee insider or PDMR,

unless such dealing would contravene the insider trading provisions of the Corporations Act 2001 (Aust), the Criminal Justice Act 1993 (UK) or the market abuse provisions of the FSMA.

(b)	Where there is a trust in respect of which a employee insider or PDMR is acting as a trustee and the trust is proposing to deal in BHP Billiton securities, Australian legal advice must be sought by Company Secretariat in advance.

(c)	The other trustees or investment managers acting on behalf of the trustees can be assumed to have acted independently where the decision to deal:

(i)	was taken without consultation with, or other involvement of, the employee insider or PDMR; or

(ii)	was delegated to a committee of which the employee insider or PDMR is not a member.

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 7 of 11

SECURITIES DEALING

Part B: Other considerations

9.	Awards of securities and options

(a)	The grant of options by the Board under an employees’ share scheme to individuals who are not PDMRs may be permitted during a prohibited period if such grant could not reasonably be made at another time and failure to make the grant would be likely to indicate that BHP Billiton was in a prohibited period.

(b)	The award by BHP Billiton of BHP Billiton securities, the grant of options and the grant of rights (or other interests) to acquire BHP Billiton securities to PDMRs is permitted in a prohibited period if:

(i)	the award or grant is made under the terms of an employees’ share scheme and the scheme was not introduced or amended during the relevant prohibited period; and

(ii)	either:

(i)	the terms of such employees’ share scheme set out the timing of the award or grant and such terms have either previously been approved by shareholders or summarised or described in a document sent to shareholders; or

(ii)	the timing of the award or grant is in accordance with the timing of previous awards or grants under the scheme; and

(c)	the terms of the employees’ share scheme set out the amount or value of the award or grant or the basis on which the amount or value of the award or grant is calculated and do not allow the exercise of discretion; and

(d)	the failure to make the award or grant would be likely to indicate that BHP Billiton is in a prohibited period.

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 8 of 11

SECURITIES DEALING

Glossary

Term	Definition
acquisition	The purchase of a new or increased interest by BHP Billiton in a business or asset(s).

asset(s)	The right to receive future economic benefits in the form of cash flows or cash equivalents. Includes operating assets and investment opportunities.

business day business days	Any day which is not a Saturday, Sunday, Christmas Day, Good Friday, a bank holiday in the United Kingdom or a public holiday in Australia.

Clearance Officer

Includes any of the people listed below:

•        Group Company Secretary;

•        Senior Manager, Company Secretariat of BHP Billiton Limited;

•        Manager, Company Secretariat of BHP Billiton Plc;

•        Senior Manager, Governance.

close period

•        the period of 60 days immediately preceding the preliminary announcement of BHP Billiton’s full year results or, if shorter, the period between the end of BHP Billiton’s financial year and the preliminary announcement of the full year results; and

•        the period between the end of BHP Billiton’s half year and the publication of BHP Billiton’s half year results.

connected person

See s96B(2) and Schedule 11B of the Financial Services and Markets Act 2000 (UK) for the meaning of “connected person”. In summary:

•        family members (spouse or civil partner; a relative who has shared the same household for at least 12 months; and children or step-children under 18 years);

•        associated bodies corporate;

•        a trustee of a trust of which the PDMR* is a beneficiary or could benefit from the trust;

•        a person acting in their capacity as a partner of a PDMR*;

•        a firm in which the PDMR* is a partner.

* or a person connected with the PDMR.

contract	An agreement which legally obliges a party to do, or not to do, a certain thing. Examples of contracts include sales and purchase contracts, employment contracts, joint venture agreements, service contracts, supply agreements, confidentiality undertakings and agreements.

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 9 of 11

SECURITIES DEALING

Term	Definition
deal dealing dealings dealt

Includes, in relation to securities:

•        any acquisition or disposal, or agreement to acquire or dispose;

•        entering into a contract with the purpose to secure a profit or avoid a loss by reference to price fluctuations;

•        grant, acceptance, acquisition, disposal, exercise or discharge of any option;

•        entering, terminating, assigning or novating any stock lending agreement;

•        using as security, or otherwise granting a charge, lien or other encumbrance;

•        any transaction, or the exercise of any power or discretion, effecting a change of ownership of a beneficial interest;

•        any other right or obligation, present or future, conditional or unconditional, to acquire or dispose.

employee insider	An employee of a member of BHP Billiton (other than a PDMR) who has been notified by the Group Company Secretary that he or she is included on the insider list. Such a person remains an employee insider until he or she is notified otherwise.

employees’ share scheme	See Section 1166 of the Companies Act 2006 (UK).

Group Level Document (GLD)	The documents that give effect to the mandatory requirements arising from the BHP Billiton Operating Model. They articulate the scope and mandate of the Group Functions as approved by the Group Management Committee (GMC) . They describe the mandatory minimum performance requirements and accountabilities for definitive business processes, functions and activities across BHP Billiton.

Group Management Committee (GMC)	The executive management group within BHP Billiton as determined by the CEO. Its role is defined by the GMC Charter.

inside information

Information which:

•        is not generally available; and

•        if made generally available, would be likely to have a significant or material effect on the price or value of BHP Billiton’s or another company’s securities (judged by whether it would affect a reasonable investor’s investment decision) and such information may include matters of supposition, matters that are insufficiently definite to warrant being made known to the public, and matters relating to the intentions or likely intentions, of a person.

insider list	A list drawn up by BHP Billiton or those persons acting on its behalf or on its account, of those persons working for BHP Billiton, under a contract of employment or otherwise, who have access to inside information relating directly or indirectly to BHP Billiton, whether on a regular or occasional basis (UK Disclosure Rule 2.8.1R), and which is maintained by the Company Secretariat.

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 10 of 11

SECURITIES DEALING

Term	Definition
person discharging managerial responsibilities (PDMR)

(i)       a Director;

(ii)      a key management person named in BHP Billiton’s remuneration report; or

(iii)    a senior executive or any member of BHP Billiton who:

A.       has regular access to inside information relating directly or indirectly to BHP Billiton; and

B.       has power to make managerial decisions affecting the future developments and business prospects of BHP Billiton.

BHP Billiton considers that members of the Group Management Committee (GMC) are each PDMRs.

prohibited period	• any close period; or • any period when there exists any matter which constitutes inside information in relation to BHP Billiton.

securities	Any publicly traded or quoted securities of any company, including any member of BHP Billiton, or any other financial products (as defined in the s 763A of the Corporations Act (Cth)) whether quoted or not and any securities that are convertible into such securities.

share(s)	Specifically relates to share(s) in the capital of BHP Billiton.

BHP Billiton Group Level Document (printed copies are uncontrolled)	Page 11 of 11